UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _____________ Commission File Number _____________

NOVAGOLD RESOURCES INC.
(Exact name of registrant as specified in its charter)

Nova Scotia	1041	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

3454-1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1K8
(604) 669-6227
(Address and telephone number of registrant’s principal executive offices)

DL Services, Inc.
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
(206) 903-8800
(Name, address (including zip code) and telephone number (including
area code) of agent for service in the United States)	Copies to: Kenneth G. Sam Christopher J. Barry Dorsey & Whitney LLP 1420 Fifth Avenue, Suite 3400 Seattle, Washington 98101 (206) 903-8800

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:
☐ Annual Information Form   ☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. ☐ Yes     ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes     ☒ No

FORWARD LOOKING STATEMENTS

     The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements concerning anticipated developments in the operations of NovaGold Resources Inc. (the “Registrant”) in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Revised Annual Information Form of the Registrant filed as Exhibit 99.1 to this Registration Statement.

     The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

RESOURCE ESTIMATES

     All resource estimates incorporated by reference in this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

     For definitions of the terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see the sections entitled “Information Concerning Preparation of Resource Estimates” and “Glossary and Defined Terms” beginning on page 2 of the Revised Annual Information Form filed as Exhibit 99.1 to this Registration Statement.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

     In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.4, inclusive, and Exhibit 99.7 through Exhibit 99.70, inclusive, as set forth in the Exhibit Index attached hereto.

     In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.5, the Annual Audited Consolidated Financial Statements of the Registrant for the fiscal years ended November 30, 2002, 2001 and 2000 including a reconciliation of the financial statements to U.S. Generally Accepted Accounting Practices as required by Item 18 of Form 20-F, and Exhibit 99.6, the supplement to the Company's management's discussion and analysis for the fiscal years ended November 30, 2002, 2001, and 2000, as set forth in the Exhibit Index attached hereto.

     In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.71 through Exhibit 99.86, inclusive, as set forth in the Exhibit Index attached hereto.

UNDERTAKINGS

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

     Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

     Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized

NOVAGOLD RESOURCES INC.

/s/ R.J. MacDonald

R.J. (Don) MacDonald
Senior Vice President and Chief Financial Officer

Date: October 29, 2003

EXHIBIT INDEX

The following exhibits have been filed as part of the Registration Statement:

Exhibit	Description

Annual Information

99.1	Revised Initial Annual Information Form of the Registrant dated July 22, 2003
99.2	Annual Information Form of the Registrant dated April 17, 2002
99.3	Annual Report of the Registrant for the year ended November 30, 2002
99.4	Annual Report of the Registrant for the year ended November 30, 2001
99.5	U.S. GAAP reconciliation which includes audited comparative financial statements of the Registrant and notes thereto for the years ended November 30, 2002 and November 30, 2001, together with the report of the auditors thereon
99.6	U.S. GAAP supplement to management discussion and analysis for years ended November 30, 2002, 2001, and 2000

Quarterly Information

99.7	Quarterly Report of the Registrant for the six months ended May 31, 2003
99.8	Quarterly Report of the Registrant for the three months ended February 28, 2003
99.9	Quarterly Report of the Registrant for the nine months ended August 31, 2002
99.10	Quarterly Report of the Registrant for the six months ended May 31, 2002
99.11	Quarterly Report of the Registrant for the three months ended February 28, 2002

Shareholder Meeting Materials

99.12	Management Information Circular of the Registrant dated April 14, 2003 issued in connection with the May 28, 2003 Annual and Special Meeting of Shareholders
99.13	Form of Proxy for use in connection with the May 28, 2003 Annual and Special Meeting of Shareholders
99.14	Management Information Circular of the Registrant dated April 15, 2002 issued in connection with the May 22, 2002 Annual and Special Meeting of Shareholders
99.15	Form of Proxy for use in connection with the May 22, 2002 Annual and Special Meeting of Shareholders

Exhibit	Description

Prospectus-Related Materials

99.16	Final Short Form Prospectus dated September 25, 2003
99.17	Underwriting Agreement dated September 15, 2003 between the Registrant and Salman Partners Inc., Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and First Associates Investments Inc.
99.18	Warrant Indenture dated October 1, 2003 between the Registrant and Computershare Trust Company of Canada

Technical Reports and Qualifying Certificates

99.19	Report dated August 13, 2003, as amended September 22, 2003, titled “Preliminary Economic Study, Rock Creek Project, Nome, Alaska” prepared by Norwest Corporation
99.20	Qualifying Certificate of Ken Kuchling dated September 22, 2003
99.21	Report dated April 16, 2002 titled “Summary Report for the Rock Creek Gold Prospect, Seward Peninsula, Alaska” prepared by Avalon Development Corporation
99.22	Qualifying Certificate of Curtis J. Freeman dated April 16, 2002
99.23	Report dated April 15, 2002 titled “Summary Report for the Nome Gold and Gravel Project, Seward Peninsula Alaska” prepared by Avalon Development Corporation
99.24	Qualifying Certificate of Curtis J. Freeman dated April 15, 2002
99.25	Report dated April 1, 2002 titled “Summary Report for the Shotgun Gold Project, Kuskokwim Mineral Belt, Alaska” prepared by Avalon Development Corporation
99.26	Qualifying Certificate of Curtis J. Freeman dated April 1, 2002
99.27	Report dated March 2002 titled “Technical Report, Preliminary Assessment, Donlin Creek Project, Alaska”, prepared by AMEC E&C Services Limited of Vancouver
99.28	Qualifying Certificate of Stephen B. Hodgson dated March 8, 2002
99.29	Qualifying Certificate of Stephen Juras dated March 8, 2002

Exhibit	Description

99.30	Report dated February 2002 titled “Technical Report, Donlin Creek Project, Alaska” prepared by AMEC E&C Services Limited of Vancouver
99.31	Qualifying Certificate of Stephen Juras dated February 25, 2002

Material Change Reports and Press Releases

99.32	Material Change Report of the Registrant dated October 24, 2003
99.33	Press Release dated October 23, 2003
99.34	Material Change Report of the Registrant dated October 16, 2003
99.35	Material Change Report of the Registrant dated October 10, 2003
99.36	Material Change Report of the Registrant dated October 2, 2003
99.37	Material Change Report of the Registrant dated September 12, 2003
99.38	Material Change Report of the Registrant dated August 13, 2003
99.39	Material Change Report of the Registrant dated August 11, 2003
99.40	Material Change Report of the Registrant dated August 7, 2003
99.41	Material Change Report of the Registrant dated July 30, 2003
99.42	Material Change Report of the Registrant dated July 3, 2003
99.43	Material Change Report of the Registrant dated June 4, 2003
99.44	Material Change Report of the Registrant dated May 1, 2003
99.45	Material Change Report of the Registrant dated April 28, 2003
99.46	Material Change Report of the Registrant dated April 9, 2003
99.47	Press Release of the Registrant dated February 25, 2003
99.48	Material Change Report of the Registrant dated February 11, 2003
99.49	Material Change Report of the Registrant dated February 6, 2003
99.50	Material Change Report of the Registrant dated January 30, 2003
99.51	Material Change Report of the Registrant dated December 30, 2002
99.52	Material Change Report of the Registrant dated December 11, 2002
99.53	Material Change Report of the Registrant dated November 26, 2002
99.54	Material Change Report of the Registrant dated November 14, 2002
99.55	Material Change Report of the Registrant dated October 3, 2002
99.56	Material Change Report of the Registrant dated September 19, 2002
99.57	Material Change Report of the Registrant dated September 13, 2002
99.58	Press Release of the Registrant dated September 9, 2002
99.59	Material Change Report of the Registrant dated September 5, 2002
99.60	Material Change Report of the Registrant dated September 4, 2002
99.61	Material Change Report of the Registrant dated August 7, 2002

Exhibit	Description

99.62	Material Change Report of the Registrant dated July 16, 2002
99.63	Material Change Report of the Registrant dated June 5, 2002
99.64	Material Change Report of the Registrant dated May 22, 2002
99.65	Material Change Report of the Registrant dated April 30, 2002
99.66	Material Change Report of the Registrant dated April 18, 2002
99.67	Material Change Report of the Registrant dated March 26, 2002
99.68	Material Change Report of the Registrant dated March 15, 2002
99.69	Material Change Report of the Registrant dated February 18, 2002
99.70	Material Change Report of the Registrant dated January 24, 2002

Consents

99.71	Consent of PricewaterhouseCoopers LLP
99.72	Consent of Ken Kuchling
99.73	Consent of Curtis J. Freeman
99.74	Consent of Stephen B. Hodgson
99.75	Consent of Stephen Juras
99.76	Consent of Phillip St. George
99.77	Consent of Harry Parker
99.78	Consent of Norm Johnson
99.79	Consent of Norwest Corporation
99.80	Consent of Avalon Development Corporation
99.81	Consent of AMEC E&C Services Limited
99.82	Consent of Kennecott Exploration Company
99.83	Consent of Newmont Mining Corporation
99.84	Consent of Placer Dome Inc.
99.85	Consent of Mark Jutras
99.86	Consent of Robert Prevost